Filed by RF Micro Devices, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.
Commission File No.: 000-22660
Date: June 4, 2014

TO: RFMD Employees
SUBJECT: Building a Company for the Connected Generation

The Compass
Setting the Direction for the New Company
Welcome to the first issue of “The Compass,” which is designed to provide RFMD and TriQuint employees insight into the direction of the combined company (“NewCo”) following completion of the merger. This five-part series will explore the market opportunities, and the transformational new products and technologies expected to result from this merger of equals. Over the coming weeks, The Compass will explore the culture, values and goals we will develop for our new company.
The Compass will explain the direction of NewCo in five newsletters over the coming months:

•	Part 1 - Building a Company for the Connected Generation (today’s newsletter)

•	Part 2 - Setting the New Standard for the Industry

•	Part 3 - Creating a Culture of Success

•	Part 4 - Right Place, Right Time

•	Part 5 - One Global Team
Part 1
Building a Company for the Connected Generation
Data traffic and demand for data on mobile devices are accelerating rapidly. According to Cisco, global mobile data traffic grew 81 percent last year, reaching 1.5 exabytes per month at the end of 2013 (1 exabyte of data equals 1 billion gigabytes). Cisco forecasts that mobile data traffic will continue to grow 11-fold from 2013 to 2018, reaching more than 190 exabytes per month by 2018. That’s equivalent to 42 trillion images or 4 trillion video clips in data traffic every month. Paralleling this growth in data traffic is strong global demand for wirelessly-connected or mobile devices. The number of these devices is expected to exceed the number of people on Earth by the end of 2014.

NewCo will be strategically positioned at the very intersection of mobility and data connectivity, and will help customers and partners build the products and infrastructure to meet this global demand. Our technology will help change the way the world interacts and will enable the Connected Generation, the first generation where technology removes geographic and social barriers, bridging the data divide. The Connected Generation will have access to both wired and wireless broadband data. No matter where the Connected Generation enters the world, we expect them to be connected with NewCo products.
The Connected Generation is more than consumers using smartphones, tablets and wearable devices. In fact, people are just the beginning. The Connected Generation is also about things connected to other things (often called the Internet of Things) as well as the cloud. NewCo technology and products will help the Connected Generation create an exciting new future that includes connected cars, homes, appliances and smart energy.
NewCo will help deliver information when and where it is needed, including emergency medical and logistical information. NewCo will help enable medical and environmental sensors, monitor and control energy consumption, and provide information on-the-go to support medical telemetry (patient monitoring) and public safety. NewCo will also enable those who protect the free world with mission-critical defense applications for troops on the ground, unmanned aerial vehicles (UAVs) and in-flight avionics.
TriQuint and RFMD are already at work supporting the Connected Generation and the emerging Internet of Things. For instance, TriQuint is helping connect troops around the globe through advanced satellite communications. TriQuint amplifiers ensure that signals linking satellites and troops on the ground, jets in the air, and ships and submarines at sea remain strong. This helps to ensure that information is sent and received accurately, securely and on time.
RFMD’s new RF Fusion™ helps mobile device manufacturers fulfill the promise of anytime/anywhere smartphone connectivity by integrating all core RF functionality into a very small single module for today’s world phones and tablets. RF Fusion supports the newest technologies, including envelope tracking and carrier aggregation. It allows OEMs to get their mobile devices to market quickly and cost-effectively, while ensuring global compatibility and maximum battery life for the Connected Generation.
A combined TriQuint and RFMD has the potential to create new technologies and products to further expand applications for the Connected Generation. We can achieve higher levels of integration in applications where our technologies overlap and learn from each other in applications where they don’t. Together, we will build a better business.
Our combination is expected to transform our industry, setting the new standard. That will be the subject of Part 2 of The Compass.
SIDEBAR TEXT
NewCo will be strategically positioned at the very intersection of mobility and data connectivity, and will help customers and partners build the products and infrastructure to meet this global demand.

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.
No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation
RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.